SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1998


   A.     Full title of the plan and the address of the plan, if different from that of the Issuer below:

                      DIGITAL EQUIPMENT CORPORATION SAVINGS
                               AND INVESTMENT PLAN


     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                           COMPAQ COMPUTER CORPORATION

                       20555 SH 249, Houston, Texas  77070
                                 (281) 370-0670

                              DIGITAL EQUIPMENT CORPORATION
                               SAVINGS AND INVESTMENT PLAN

                 INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                  PAGE(S)
                                                                                  -------
Report of Independent Accountants                                                       2

Financial Statements:
  Statement of Net Assets Available for Plan Benefits (with Fund Information) at
      December 31, 1998                                                                 3

  Statement of Net Assets Available for Plan Benefits (with Fund Information) at
      December 31, 1997                                                                 4

  Statement of Changes in Net Assets Available for Plan Benefits (with Fund
      Information) for the year ended December 31, 1998                                 5

Notes to Financial Statements                                                        6-16

Supplemental Schedules to Form 5500*:
  Line 27(a) - Assets Held for Investment Purposes at December 31, 1998             17-18

  Line 27(b) - Loans or Fixed Income Obligations in Default at December 31, 1998       19

  Line 27(d) - Reportable Transactions for the year ended
      December 31, 1998                                                                20

[FN]
*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Digital Equipment Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Digital Equipment Corporation Savings and Investment Plan (the "Plan") at December 31, 1998 and December 31, 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans or Fixed Income Obligations in Default and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is provided for additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers  LLP
-------------------------------
PricewaterhouseCoopers LLP
Boston,  MA

July  12,  1999

                                                  DIGITAL EQUIPMENT COROPORATION
                                                   SAVINGS AND INVESTMENT PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)

                                                        December 31, 1998

                                           INVESTMENTS
                              ---------------------------------------
                                            INVESTMENT CONTRACTS WITH    EMPLOYEE       EMPLOYER     PARTICIPANT
                             INVESTMENTS     INSURANCE COMPANIES AND   CONTRIBUTIONS  CONTRIBUTIONS     LOANS
FUND INFORMATION            AT FAIR VALUE    BANKS AT CONTRACT VALUE    RECEIVABLE     RECEIVABLE     RECEIVABLE       TOTAL
--------------------------  --------------  -------------------------  -------------  -------------  ------------  --------------
Stable Value Fund. . . . .  $   26,187,830  $             264,694,444  $           -  $           -  $          -  $  290,882,274

Vanguard Growth &              341,330,127                          -              -              -             -     341,330,127
  Income Fund

Putnam Voyager Fund. . . .     251,972,616                          -              -              -             -     251,972,616

Barclays Global Investor
("BGI") Equity Index Fund.     242,585,538                          -              -              -             -     242,585,538

Templeton Foreign Fund . .      66,843,634                          -              -              -             -      66,843,634

PIMCO Total Return Fund. .      58,367,892                          -              -              -             -      58,367,892

Franklin Small Cap Fund. .      29,648,968                          -              -              -             -      29,648,968

Portfolio 1. . . . . . . .      10,551,704                 18,586,146              -              -             -      29,137,850

Portfolio 2. . . . . . . .      63,223,523                 32,356,043              -              -             -      95,579,566

Portfolio 3. . . . . . . .      96,516,690                  4,809,995              -              -             -     101,326,685

BGI Foreign Index Fund . .       5,239,594                          -              -              -             -       5,239,594

BGI US Debt Fund . . . . .       9,368,858                          -              -              -             -       9,368,858

BGI Extended Market Fund .       7,643,059                          -              -              -             -       7,643,059

Compaq Computer
 Corporation Stock Fund. .      37,404,282                          -              -              -             -      37,404,282

Participant Loans. . . . .               -                          -              -              -    21,263,696      21,263,696

Other Receivables. . . . .               -                          -      1,888,726      2,816,136             -       4,704,862
                            --------------  -------------------------  -------------  -------------  ------------  --------------

TOTAL. . . . . . . . . . .  $1,246,884,315  $             320,446,628  $   1,888,726  $   2,816,136  $ 21,263,696  $1,593,299,501
                            ==============  =========================  =============  =============  ============  ==============

    The accompanying notes are an integral part of the financial statements.

                                                 DIGITAL EQUIPMENT COROPORATION
                                                   SAVINGS AND INVESTMENT PLAN

                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)

                                                        December 31,1997

                                          INVESTMENTS
                           ------------------------------------------
                                           INVESTMENT CONTRACTS WITH     EMPLOYEE       EMPLOYER     PARTICIPANT
                            INVESTMENTS     INSURANCE COMPANIES AND    CONTRIBUTIONS  CONTRIBUTIONS     LOANS
FUND INFORMATION           AT FAIR VALUE    BANKS AT CONTRACT VALUE     RECEIVABLE     RECEIVABLE    RECEIVABLE       TOTAL
-------------------------  --------------  --------------------------  -------------  -------------  -----------  --------------
Stable Value Fund . . . .  $   10,203,505  $              261,586,706  $           -  $           -  $         -  $  271,790,211

Neuberger & Berman
Guardian Trust. . . . . .     271,422,878                           -              -              -            -     271,422,878

Putnam Voyager Fund . . .     212,003,185                           -              -              -            -     212,003,185

Barclays Global Investor.     191,033,512                           -              -              -            -     191,033,512
("BGI") Equity Index Fund

Templeton Foreign Fund. .      95,928,673                           -              -              -            -      95,928,673

PIMCO Total Return Fund .      36,652,664                           -              -              -            -      36,652,664

Franklin Small Cap Fund .      33,127,324                           -              -              -            -      33,127,324

Portfolio 1 . . . . . . .      10,877,657                  17,928,576              -              -            -      28,806,233

Portfolio 2 . . . . . . .      68,794,314                  34,403,034              -              -            -     103,197,348

Portfolio 3 . . . . . . .     100,707,339                   5,001,892              -              -            -     105,709,231

Participant Loans . . . .               -                           -              -              -   22,771,778      22,771,778

Other Receivables . . . .               -                           -      1,268,357        543,305            -       1,811,662
                           --------------  --------------------------  -------------  -------------  -----------  --------------

TOTAL . . . . . . . . . .  $1,030,751,051  $              318,920,208  $   1,268,357  $     543,305  $22,771,778  $1,374,254,699
                           ==============  ==========================  =============  =============  ===========  ==============

    The accompanying notes are an integral part of the financial statements.

                                                  DIGITAL EQUIPMENT CORPORATION
                                                   SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)

                                                        December 31, 1998

                                                                        NET APPRECIATION/                            NET
                                                          DIVIDEND &     (DEPRECIATION)      DISTRIBUTIONS   INCREASE/(DECREASE)
                              EMPLOYEE       EMPLOYER      INTEREST       IN FAIR VALUE           TO          PRIOR TO INTERFUND
FUND INFORMATION            CONTRIBUTIONS  CONTRIBUTIONS    INCOME       OF INVESTMENTS      PARTICIPANTS         TRANSFERS
--------------------------  -------------  -------------  -----------  -------------------  ---------------  --------------------
Stable Value Fund. . . . .  $  21,423,153  $   3,211,292  $17,490,226                   -   $  (42,498,174)  $          (373,503)

Neuberger & Berman . . . .      6,744,618      1,091,491            -          17,765,622       (8,836,637)           16,765,094
Guardian Trust

Vanguard Growth &              20,233,855      3,274,474            -          53,624,868      (26,509,910)           50,623,287
  Income Fund

Putnam Voyager Fund. . . .     23,794,009      3,823,207            -          47,392,431      (29,694,233)           45,315,414

Barclays Global Investor .     27,176,249      4,193,457            -          53,264,834      (29,155,453)           55,479,087
"BGI" Equity Index Fund

Templeton Foreign Fund . .     10,387,167      1,820,451            -          (4,133,701)     (10,117,501)           (2,043,584)

PIMCO Total Return Fund. .      6,319,527        904,560            -           4,441,759       (7,305,875)            4,359,971

Franklin Small Cap Fund. .      6,948,596      1,096,137            -            (802,330)      (4,786,658)            2,455,745

Portfolio 1. . . . . . . .      3,410,819        662,996            -           2,445,477       (3,082,587)            3,436,705

Portfolio 2. . . . . . . .     13,341,778      2,428,467            -           8,564,611      (11,858,065)           12,476,791

Portfolio 3. . . . . . . .     15,434,398      2,658,078            -          10,453,486      (12,401,142)           16,144,820

BGI Foreign Index Fund . .        611,272         75,041            -             205,314         (357,529)              534,098

BGI US Debt Fund . . . . .      1,119,462        137,226            -             466,763         (825,345)              898,106

BGI Extended Market Fund .      1,266,250        184,397            -             313,436         (436,870)            1,327,213

Compaq Stock Fund. . . . .        869,993        130,211       36,706          10,162,756         (939,226)           10,260,440

Participant Loans. . . . .     14,777,789              -    1,755,981                   -      (18,041,852)           (1,508,082)

Other Receivables. . . . .        620,369      2,272,831            -                   -                -             2,893,200
                            -------------  -------------  -----------  -------------------  ---------------  --------------------

TOTAL. . . . . . . . . . .  $ 174,479,304  $  27,964,316  $19,282,913  $      204,165,326   $ (206,847,057)  $       219,044,802
                            =============  =============  ===========  ===================  ===============  ====================


                                                                NET ASSETS        NET ASSETS
                                                 NET          AVAILABLE FOR      AVAILABLE FOR
                              INTERFUND       INCREASE/       PLAN BENEFITS,    PLAN BENEFITS,
FUND INFORMATION              TRANSFERS       (DECREASE)    BEGINNING OF YEAR     END OF YEAR
--------------------------  --------------  --------------  ------------------  ---------------
Stable Value Fund. . . . .  $  19,465,566   $  19,092,063   $      271,790,211  $   290,882,274

Neuberger & Berman . . . .   (288,187,972)   (271,422,878)         271,422,878                -
Guardian Trust

Vanguard Growth &             290,706,840     341,330,127                    -      341,330,127
  Income Fund

Putnam Voyager Fund. . . .     (5,345,983)     39,969,431          212,003,185      251,972,616

Barclays Global Investor .     (3,927,061)     51,552,026          191,033,512      242,585,538
"BGI" Equity Index Fund

Templeton Foreign Fund . .    (27,041,455)    (29,085,039)          95,928,673       66,843,634

PIMCO Total Return Fund. .     17,355,257      21,715,228           36,652,664       58,367,892

Franklin Small Cap Fund. .     (5,934,101)     (3,478,356)          33,127,324       29,648,968

Portfolio 1. . . . . . . .     (3,105,088)        331,617           28,806,233       29,137,850

Portfolio 2. . . . . . . .    (20,094,573)     (7,617,782)         103,197,348       95,579,566

Portfolio 3. . . . . . . .    (20,527,366)     (4,382,546)         105,709,231      101,326,685

BGI Foreign Index Fund . .      4,705,496       5,239,594                    -        5,239,594

BGI US Debt Fund . . . . .      8,470,752       9,368,858                    -        9,368,858

BGI Extended Market Fund .      6,315,846       7,643,059                    -        7,643,059

Compaq Stock Fund. . . . .     27,143,842      37,404,282                    -       37,404,282

Participant Loans. . . . .              -      (1,508,082)          22,771,778       21,263,696

Other Receivables. . . . .              -       2,893,200            1,811,662        4,704,862
                            --------------  --------------  ------------------  ---------------

TOTAL. . . . . . . . . . .  $           -   $ 219,044,802   $    1,374,254,699  $ 1,593,299,501
                            ==============  ==============  ==================  ===============

    The accompanying notes are an integral part of the financial statements.

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

     1.     PLAN  DESCRIPTION:
            -----------------

          GENERAL

          The following description of the Digital Equipment Corporation Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more information. The Plan is a defined contribution plan providing immediate eligibility to all regular U.S. employees of the Digital Equipment Corporation, a wholly-owned subsidiary of Compaq Computer Corporation effective June 12, 1998. Digital Equipment Corporation and its parent Company, Compaq Computer Corporation, are collectively referred to as the "Company" and plan sponsor. The Plan was established on January 1, 1985 to create an opportunity for Company employees to provide for their retirement through tax-deferred savings. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          PARTICIPANT  ACCOUNTS

          Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of plan earnings (including net realized and unrealized investment gains and losses). Participants are immediately vested in their own and the Company's matching contributions plus actual earnings thereon.

          PAYMENT  OF  BENEFITS

          Upon attainment of age 59 1/2, or upon death, termination of employment with the Company, or demonstration of disability, a participant may elect to receive a benefit from the Plan. A person with a demonstrated hardship may withdraw from the Plan the amount needed to cover the hardship. Participants who retire from the Company may elect to receive an amount equal to the value of the participant's vested interest in his or her account as a lump sum or in installments. All other participants will receive the value of the vested balances in their accounts as a lump-sum distribution.

          Distributions from the Loan Fund due to defaulted loans are recorded as benefit payments.

          CONTRIBUTIONS

          Participants can contribute a portion of their pretax annual compensation, in one percent increments, as defined in the Plan, up to a maximum of 13% or 18% depending on the employee's pay. Participants may also rollover distributions from other qualified defined benefit or defined contribution plans. The Company contributes a matching amount equal to one-third of the first 6% of compensation that a participant contributes to the Plan. The maximum an employee can contribute is subject to certain Internal Revenue
Service limitations. For 1998, this limit was $10,000. Participants elect to allocate their contributions among investment funds, each with different investment objectives.

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

          The investment funds from which the participants can elect are as follows:

Fund Options                                                               Objective
--------------------------------------------------  -------------------------------------------------------
Stable Value Fund                                   Seeks to ensure safety of principal and to deliver
                                                    stable investment returns in excess of rate of
                                                    inflation through investment contracts with
                                                    insurance companies and banks.

Vanguard Growth & Income Fund                       Seeks capital appreciation with current income as a
                                                    secondary objective.  (New investment option as of
                                                    January 1998).

Putnam Voyager Fund                                 Seeks capital appreciation, while current income is
                                                    not a consideration.

Barclays Global Investor ("BGI") Equity Index Fund  Seeks to replicate the Standard & Poor's Composite
                                                    Stock Price Index.

Neuberger & Berman Guardian Trust                   Seeks capital appreciation with current income as
                                                    an investment option (no longer offered as an
                                                    investment option as of December 31,1998)

Templeton Foreign Fund                              Seeks long-term capital growth by investing in
                                                    stocks and debt obligations of companies and
                                                    governments outside the U.S.

PIMCO Total Return Fund                             Seeks to maximize total return consistent with
                                                    preservation of capital and prudent investment
                                                    management.

Franklin Small Cap Fund                             Seeks long-term capital growth by investing
                                                    primarily in equity securities of companies that
                                                    have market capitalization of less than one billion
                                                    dollars.

Portfolio 1, 2 and 3                                Seeks to provide a predetermined mix of the
                                                    actively managed funds under the Plan, described
                                                    above.  Each portfolio differs in the balance of fixed
                                                    income and equity holdings.  Portfolio 1 holds the
                                                    highest percentage of fixed income to equity funds,
                                                    while Portfolio 3 is the opposite.

                                    Continued

                                        7

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

BGI Extended Market Fund                            Seeks to invests in stocks of small and medium-
                                                    sized companies which offer the potential to grow
                                                    faster than larger, more established companies.
                                                    (New investment option as of January 1998).

BGI Foreign Index Fund                              Seeks to invest in the stocks of established
                                                    companies based in Europe, Australia and the Far
                                                    East.  Its goal is to match the performance of the
                                                    Morgan Stanley Capital International Europe,
                                                    Australia and Far East (EAFE) Index.  (New
                                                    investment option as of January 1998).

BGI US Debt Fund                                    Seeks to match the performance of the Lehman
                                                    Brothers Aggregate Bond Index.  It invests in a
                                                    diversified portfolio of high quality US
                                                    government, corporate, mortgage-backed and asset-
                                                    backed securities.  The fund seeks to earn moderate
                                                    returns with a moderate level of risk by diversifying
                                                    among a broad range of issuers and maturities.
                                                    (New investment option as of January 1998).

Compaq Computer Corporation Stock Fund              Invests in common stock of Compaq Computer
                                                    Corporation.  (New investment option as of
                                                    October 1998).

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:
       ----------------------------------------------

          BASIS  OF  ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.

          INVESTMENTS

          The Plan's investments are stated at fair value except for its investment contracts with insurance companies and banks, which are carried at contract value, which approximates fair value. Common stock is valued based on quoted market prices. Investments in registered investment companies and bank collective investment funds are valued based on the net asset value per share and the number of shares held by the Plan. While not registered investment companies, Portfolios 1, 2 and 3 are each valued as the sum of the registered investment company investments underlying the Portfolio. Participant loans are valued at outstanding principal plus interest, which approximates fair value.

          Purchases  and  sales  of  investments are recorded on the trade date.

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

          INVESTMENT  INCOME

          Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

          The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on these investments.

          PAYMENT  OF  BENEFITS

          Benefits  are  recorded  when  paid.

          USE  OF  ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and changes in net assets available for plan benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

          RISKS  AND  UNCERTAINTIES

          The Plan provides for various investment options in combinations of mutual funds, which invest in stocks, bonds, fixed income securities and other investment securities, and insurance company and bank investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

          RECLASSIFICATIONS

          Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.     INVESTMENTS:
       -----------

     Investments  at  December  31,  1998  consisted  of  the  following:

                                      DESCRIPTION                                  FAIR  VALUE
--------------------------------------------------------------------------------  --------------
Stable Value Fund* - 230,196,398 units in the Stable Value Fund, which consist as of Investment Contracts with Insurance Companies and Banks, and a short-term investment fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  290,882,274

Vanguard Growth & Income Fund - 11,078,002 shares . . . . . . . . . . . . . . . .    341,330,127

Putnam Voyager Fund - 11,475,879 shares. . . . . . . . . . . . . . . . . . . . .     251,972,616

Barclays Global Investor ("BGI") Equity Index Fund - 7,207,733 shares. . . . . .     242,585,538

Templeton Foreign Fund - 7,953,727 shares. . . . . . . . . . . . . . . . . . . .      66,843,634

PIMCO Total Return Fund - 5,499,628 shares . . . . . . . . . . . . . . . . . . .      58,367,892

Franklin Small Cap Fund - 1,331,448 shares . . . . . . . . . . . . . . . . . . .      29,648,968

BGI US Debt Fund - 742,957 shares. . . . . . . . . . . . . . . . . . . . . . . .       9,368,858

BGI Foreign Index Fund - 283,819 shares. . . . . . . . . . . . . . . . . . . . .       5,239,594

BGI Extended Market Fund - 597,086 shares. . . . . . . . . . . . . . . . . . . .       7,643,059

Portfolio 1 (a). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      29,137,850

Portfolio 2 (b). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      95,579,566

Portfolio 3 (c). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     101,326,685

Compaq Computer Corporation Stock Fund - 882,776 shares. . . . . . . . . . . . .      37,404,282

Participant loans receivable . . . . . . . . . . . . . . . . . . . . . . . . . .      21,263,696
                                                                                  --------------

            Total investments. . . . . . . . . . . . . . . . . . . . . . . . . .  $1,588,594,639
                                                                                  ==============

*At  contract  value,  which  approximates  fair  value

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

     SHARES                        DESCRIPTION                     FAIR VALUE
----------------  ----------------------------------------------  ------------
                  (a) Portfolio 1 is comprised of the following:

    14,734,012    Stable Value Fund*                              $ 18,586,146
        98,152    Vanguard Growth & Income Fund                      3,098,744
        72,404    Putnam Voyager Fund                                1,587,099
     1,175,408    Templeton Foreign Fund                             1,471,675
       269,649    PIMCO Total Return Fund                            2,842,098
        68,768    Franklin Small Cap Fund                            1,552,088
                                                                  ------------

                                                                  $ 29,137,850
                                                                  ============

                  (b) Portfolio 2 is comprised of the following:

    25,649,983    Stable Value Fund*                              $ 32,356,043
       475,929    Vanguard Growth & Income Fund                     14,874,697
       468,062    Putnam Voyager Fund                               10,259,928
     1,701,143    Templeton Foreign Fund                            14,272,591
     1,307,641    PIMCO Total Return Fund                           13,782,533
       444,562    Franklin Small Cap Fund                           10,033,774
                                                                  ------------

                                                                  $ 95,579,566
                                                                  ============

                  (c) Portfolio 3 is comprised of the following:

     3,813,083    Stable Value Fund*                              $  4,809,995
       660,263    Vanguard Growth & Income Fund                     20,411,312
       973,964    Putnam Voyager Fund                               21,518,731
     2,360,151    Templeton Foreign Fund                            19,801,664
     1,814,506    PIMCO Total Return Fund                           19,124,888
       693,846    Franklin Small Cap Fund                           15,660,095
                                                                  ------------

                                                                  $101,326,685
                                                                  ============

     *At  contract  value,  which  approximates  fair  value

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

     Investments  at  December  31,  1997  consisted  of  the  following:

                                  DESCRIPTION                                FAIR VALUE
-------------------------------------------------------------------------  --------------
Stable Value Fund*
-------------------------------------------------------------------------

228,984,955 units in the Stable Value Fund, which consists of Investment
Contracts with Insurance Companies and Banks, and cash. . . . . . . . . .  $  271,790,211

Neuberger & Berman Guardian Trust - 15,689,183 shares . . . . . . . . . .     271,422,878
-------------------------------------------------------------------------

Putnam Voyager Fund - 10,440,508 shares . . . . . . . . . . . . . . . . .     212,003,185
-------------------------------------------------------------------------

Barclays Global Investors Equity Index Fund - 7,310,888 shares. . . . . .     191,033,512
-------------------------------------------------------------------------

Templeton Foreign Fund - 9,641,073 shares . . . . . . . . . . . . . . . .      95,928,673
-------------------------------------------------------------------------

PIMCO Total Return Fund - 3,441,678 shares. . . . . . . . . . . . . . . .      36,552,664
-------------------------------------------------------------------------

Franklin Small Cap Fund - 1,444,716 shares. . . . . . . . . . . . . . . .      33,127,324
-------------------------------------------------------------------------

Portfolio 1 (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      28,806,233
-------------------------------------------------------------------------

Portfolio 2 (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     103,197,348
-------------------------------------------------------------------------

Portfolio 3 (c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     105,709,231
-------------------------------------------------------------------------

Participant loans receivable. . . . . . . . . . . . . . . . . . . . . . .      22,771,778
-------------------------------------------------------------------------  --------------

            Total investments . . . . . . . . . . . . . . . . . . . . . .  $1,372,443,037
                                                                           ==============

*At  contract  value,  which  approximates  fair  value

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

    SHARES                       DESCRIPTION                     FAIR VALUE
-------------  -----------------------------------------------  ------------
               (a) Portfolio 1 is comprised of the following:

   15,692,007  Stable Value Fund*                               $ 18,644,979
      166,381  Neuberger & Berman Guardian Trust                   2,878,396
       73,158  Putnam Voyager Fund                                 1,480,300
      142,409  Templeton Foreign Fund                              1,450,705
      269,068  PIMCO Total Return Fund                             2,869,396
       62,139  Franklin Small Cap Fund                             1,482,457
                                                                ------------

                                                                $ 28,806,233
                                                                ============

               (b) Portfolio 2 is comprised of the following:

   30,111,296  Stable Value Fund*                               $ 35,840,812
      889,198  Neuberger & Berman Guardian Trust                  15,383,122
      520,814  Putnam Voyager Fund                                10,553,151
    1,521,774  Templeton Foreign Fund                             15,512,323
    1,438,433  PIMCO Total Return Fund                            15,338,827
      442,537  Franklin Small Cap Fund                            10,569,113
                                                                ------------

                                                                $103,197,348
                                                                ============

               (c) Portfolio 3 is comprised of the following:

    4,377,911  Stable Value Fund*                               $  5,355,075
    1,206,697  Neuberger & Berman Guardian Trust                  20,875,861
    1,060,402  Putnam Voyager Fund                                21,479,620
    2,064,715  Templeton Foreign Fund                             21,049,149
    1,953,722  PIMCO Total Return Fund                            20,815,046
      675,435  Franklin Small Cap Fund                            16,134,480
                                                                ------------

                                                                $105,709,231
                                                                ============

          *At  contract  value,  which  approximates  fair  value

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

     The fair value of individual investments including amounts held in Portfolios 1, 2 and 3 that represent five percent or more of the Plan's net assets available for plan benefits are as follows:

                                         DECEMBER 31,
                                   --------------------------
                                       1998          1997
                                   ------------  ------------
Vanguard Growth & Income Fund . .  $379,714,880  $          -

Neuberger & Berman Guardian Trust             -   310,560,257

Putnam Voyager Fund . . . . . . .   285,338,374   245,516,256

BGI Equity Index Fund . . . . . .   242,585,538   191,033,512

Templeton Foreign Fund. . . . . .   102,389,564   133,940,850

PIMCO Total Return Fund . . . . .    94,117,411    75,675,933

4.     GUARANTEED  INVESTMENT  CONTRACTS:
       ---------------------------------

     The Plan's investments include a portfolio of investment contracts with insurance companies and banks ("Stable Value Portfolio"). The investment manager maintains the investment contracts in a pooled account, which is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by the investment manager. The contracts are included in the financial statements at contract value, which approximates fair value, and which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses, because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contracts at December 31, 1998 and 1997 was $320,446,628 and $321,677,000, respectively.
The majority of the Plan's investment contracts have crediting interest rates which are fixed for the life of the contract. Both the average yield and crediting interest rates for the plan years ended December 31, 1998 and 1997 were 6.31% and 6.40%, respectively.

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

5.     ADMINISTRATIVE  EXPENSES:
       ------------------------

     Hewitt Associates LLC and The Northern Trust Company provide administrative services for the Plan. Such administrative services include the administration of the investments, the maintenance of participant's records and the distribution of benefits. All fees for administrative services for the Plan are paid for by the Company.

6.     TAX  STATUS:
       -----------

     The Internal Revenue Service has determined and informed the Company by a letter dated December 9, 1997 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has since been amended. A new determination letter has not been requested. The plan administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.     TERMINATION  PRIORITIES:
       -----------------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.     LOANS  TO  PARTICIPANTS:
       -----------------------

     A participant may borrow from the Plan an amount not to exceed the lesser of (a) fifty percent of the participant's vested account balance or (b) $50,000 less the highest outstanding loan balance the participant has had in the previous 12 months. Interest rates charged on loans are determined at the time a loan is requested by averaging the prime rates of three New York banks. A $75 processing fee is assessed on each new participant loan. The entire amount of the participant's account serves as collateral for the loan.

                                    Continued

                          DIGITAL EQUIPMENT CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

9.     EMPLOYEE  AND  EMPLOYER  CONTRIBUTIONS  RECEIVABLE:
       --------------------------------------------------

     Employee and employer contributions receivable at December 31, 1998 and 1997, represent amounts withheld from employees, and the Company's matching contributions that were not yet remitted to the Plan.

10.     SUBSEQUENT  EVENT:
        -----------------

     Effective May 10, 1999, the Investment Plan Administrative Committee voted to merge the Plan into the Compaq Computer Corporation 401(k) Investment Plan on December 31, 1999.

                                  DIGITAL EQUIPMENT CORPORATION
                                   SAVINGS AND INVESTMENT PLAN

                                      SUPPLEMENTAL SCHEDULE

                         LINE 27(A) - ASSETS HELD FOR INVESTMENT PURPOSES

                                        December 31, 1998

                                                                                      CURRENT
                           DESCRIPTION                                  COST           VALUE
-----------------------------------------------------------------  --------------  --------------
Registered Investment Companies:
PIMCO Total Return Fund*. . . . . . . . . . . . . . . . . . . . .  $   94,118,966  $   94,117,411
Barclays Global Investors ("BGI") Equity Index Fund . . . . . . .     184,119,769     242,585,538
Vanguard Growth and Income Fund* . . . . . . . . . . . . . . . . .    360,379,897     379,714,880
Templeton Foreign Fund* . . . . . . . . . . . . . . . . . . . . .     117,047,409     102,389,564
Franklin Small Cap Fund*. . . . . . . . . . . . . . . . . . . . .      57,325,700      56,894,925
Putnam Voyager Fund*. . . . . . . . . . . . . . . . . . . . . . .     206,468,216     285,338,374
BGI Foreign Index Fund. . . . . . . . . . . . . . . . . . . . . .       4,915,187       5,239,594
BGI US Debt Fund. . . . . . . . . . . . . . . . . . . . . . . . .       8,988,272       9,368,858
BGI Extended Market Fund. . . . . . . . . . . . . . . . . . . . .       7,205,750       7,643,059
                                                                   --------------  --------------

Total Registered Investment Companies . . . . . . . . . . . . . .   1,040,569,166   1,183,292,203
                                                                   --------------  --------------

Investment contracts with insurance companies*:
The Canada Life Assurance Company, 7.13%, maturing 2/2/02 . . . .      15,259,790      15,259,790
The Canada Life Assurance Company, 6.57%, maturing 1/01/01. . . .      19,182,600      19,182,600
Continental Assurance, 6.80%, maturing 4/1/00 . . . . . . . . . .      28,291,800      28,291,800
Confederation Life Insurance Company 10%, final payout date 4/1/95        469,055         469,055
Jackson National Life, 6.14%, maturing 4/1/02 . . . . . . . . . .      10,491,137      10,491,137

                                  DIGITAL EQUIPMENT CORPORATION
                                   SAVINGS AND INVESTMENT PLAN

                                      SUPPLEMENTAL SCHEDULE

                         LINE 27(A) - ASSETS HELD FOR INVESTMENT PURPOSES

                                        December 31, 1998

                                                                                        CURRENT
DESCRIPTION                                                               COST           VALUE
-------------------------------------------------------------------  --------------  --------------
John Hancock Mutual Life Insurance Company, 7.02%, maturing 1/1/02.  $   15,258,718  $   15,258,718
John Hancock Mutual Life Insurance Company, 6.18%, maturing 7/1/03.      13,396,779      13,396,779
John Hancock Mutual Life Insurance Company, 6.51%, maturing 7/1/99.       1,548,457       1,548,457
John Hancock Mutual Life Insurance Company, 6.09%, maturing 10/1/02      10,001,674      10,001,674
MetLife, 6.63%, maturing 7/1/01 . . . . . . . . . . . . . . . . . .      32,019,605      32,019,605
MetLife, 6.24%, maturing. . . . . . . . . . . . . . . . . . . . . .      10,153,740      10,153,740
New York Life Insurance Company, 5.64%, maturing 4/1/01 . . . . . .      50,517,057      50,517,057
New York Life Insurance Company, 6.26%, maturing 1/1/03 . . . . . .      13,000,000      13,000,000
New York Life Insurance Company, 6.81%, maturing 7/1/99 . . . . . .         366,462         366,462
Peoples Security, 6.57%, maturing 1/1/01. . . . . . . . . . . . . .      12,790,630      12,790,630
Principal Mutual, 6.35%, maturing 4/1/02. . . . . . . . . . . . . .      15,949,809      15,949,809
Principal Mutual, 7.23%, maturing 1/1/01. . . . . . . . . . . . . .      20,355,012      20,355,012
Principal Mutual, 6.05%, maturing 3/31/00 . . . . . . . . . . . . .       6,882,215       6,882,215
The Prudential Asset Management Company, 6.34%, maturing 10/1/99. .      10,154,437      10,154,437
Sun America, 6.98%, maturing 7/1/01 . . . . . . . . . . . . . . . .      16,044,034      16,044,034
                                                                     --------------  --------------

Total investment contracts with insurance companies and banks . . .     302,133,011     302,133,011
                                                                     --------------  --------------

Investment contracts with banks*:
   Citibank, N.A., 5.65%, maturing 4/1/99  . . . . . . . . . . . . .      7,340,826       7,340,826
   Citibank, N.A., 6.02%, maturing, 4/1/99 . . . . . . . . . . . . .     10,972,791      10,972,791
                                                                     --------------  --------------
Total investment contracts with banks . . . . . . . . . . . . . . .      18,313,617      18,313,617
                                                                     --------------  --------------

Compaq Corporation Stock Fund**:
   Compaq Corporation common stock, 882,776 shares  . . . . . . . .      27,675,265      37,021,418
   Cash. . . . . . . . . . . . . . . . . . . . . .  . . . . . . . .         382,864         382,864
                                                                     --------------  --------------

                                                                         28,058,129      37,404,282
                                                                     --------------  --------------

The Northern Trust Short Term Collective Investment Fund*** . . . .      26,187,830      26,187,830
                                                                     --------------  --------------

Participant loans receivable*** . . . . . . . . . . . . . . . . . .      21,263,696      21,263,696
                                                                     --------------  --------------

Total assets held for investment purposes . . . . . . . . . . . . .  $1,436,525,449  $1,588,594,639
                                                                     ==============  ==============

*   Includes  amounts  held  in  Portfolios  1,  2  and  3
**  Variable rate, rate shown is as of December 31, 1998.  Management expects the final payout to take place beginning in 1999.
*** This  investment  is  issued  by  a  party  in  interest  to  the  Plan,  as  defined  by
    ERISA  Section  3(14)

                                                  DIGITAL EQUIPMENT CORPORATION
                                                   SAVINGS AND INVESTMENT PLAN

                                                      SUPPLEMENTAL SCHEDULE

                              LINE 27(B) - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS IN DEFAULT

                                                      at December 31, 1998

                                         PRINCIPAL  INTEREST
                              ORIGINAL    REDUCED    REDUCED    UNPAID
                                LOAN      DURING     DURING     BALANCE              MATURITY  INTEREST    TYPE OF     VALUE OF
NAME                           AMOUNT      YEAR       YEAR     YEAR-END   LOAN DATE    DATE      RATE     COLLATERAL  COLLATERAL
----------------------------  ---------  ---------  ---------  ---------  ---------  --------  --------  -----------  ----------
Anderson, Darryl S . . . . .  $   2,575  $     222  $      85  $   2,353    3/31/98    4/4/02     8.50%  Investments  $    2,575
50 Harbor Point Blvd
Dorchester, MA,  02125
1099-R to be issued for
2,353 in 1999

Pendak, Sandra C.. . . . . .      1,875        586         66        583    9/24/96   9/30/99     8.25%  Investments       1,875
37 Coburnb Woods
Nashua, NH  03062
1099-R to be issued for
563 in 1999

Pendak, Sandra C.. . . . . .      1,325        604         62        484    7/29/97    8/5/99     8.25%  Investments       1,325
37 Coburnb Woods
Nashua, NH  03062
1099-R to be issued for
484 in 1999

Slee, Paul . . . . . . . . .      2,275        391        111      1,590    5/20/97   5/24/01     8.25%  Investments       2,275
2328 West Nichols Rd
Arlington Height, IL  60004
1099-R to be issued for
1,590 in 1999

Slee, Paul . . . . . . . . .      1,167        195         64        900     9/9/97   9/13/01     8.25%  Investments       1,167
2328 West Nichols Rd
Arlington Height, IL  60004
1099-R to be issued for
900 in 1999


                              PRINCIPAL   INTEREST
NAME                           OVERDUE     OVERDUE
----------------------------  ----------  ---------
Anderson, Darryl S . . . . .  $       43  $      15
50 Harbor Point Blvd
Dorchester, MA,  02125
1099-R to be issued for
2,353 in 1999

Pendak, Sandra C.. . . . . .          89          6
37 Coburnb Woods
Nashua, NH  03062
1099-R to be issued for
563 in 1999

Pendak, Sandra C.. . . . . .          92          5
37 Coburnb Woods
Nashua, NH  03062
1099-R to be issued for
484 in 1999

Slee, Paul . . . . . . . . .         136         31
2328 West Nichols Rd
Arlington Height, IL  60004
1099-R to be issued for
1,590 in 1999

Slee, Paul . . . . . . . . .          68         18
2328 West Nichols Rd
Arlington Height, IL  60004
1099-R to be issued for
900 in 1999


                                                  DIGITAL EQUIPMENT CORPORATION
                                                   SAVINGS AND INVESTMENT PLAN

                                                      SUPPLEMENTAL SCHEDULE

                                         LINE 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                             for the year ended December 31, 1998



                                                                                                        CURRENT
IDENTITY OF                                      TOTAL      TOTAL DOLLAR  TOTAL DOLLAR                  VALUE ON
PARTY INVOLVED AND                             NUMBER OF      VALUE OF      VALUE OF      COST OF     TRANSACTION     NET GAIN
DESCRIPTION OF ASSET                         TRANSACTIONS    PURCHASES       SALES         ASSET          DATE        OR (LOSS)
-------------------------------------------  -------------  ------------  ------------  ------------  ------------  -------------
Barclays Global Investors Equity Index Fund  140 purchases  $ 46,738,325  $          -  $          -  $ 46,738,325  $           -
Open End Fund . . . . . . . . . . . . . . .      116 sales             -    49,120,257    33,526,179    49,120,257     15,594,078

Neuberger & Berman Guardian Trust . . . . .  108 purchases    49,075,084             -             -    49,075,084              -
Open End Fund . . . . . . . . . . . . . . .      179 sales             -   379,128,089   248,543,970   379,128,089    130,584,119

Templeton Foreign Fund. . . . . . . . . . .  412 purchases    61,377,187             -             -    61,377,187              -
Open End Fund . . . . . . . . . . . . . . .      702 sales             -    59,486,345    49,035,067    59,486,345     10,451,278

Putnam Voyager Fund . . . . . . . . . . . .  437 purchases    77,428,877             -             -    77,428,877              -
Open End Fund . . . . . . . . . . . . . . .      646 sales             -    72,776,495    45,073,589    72,776,495     27,702,906

Franklin Small Cap Fund . . . . . . . . . .  467 purchases    38,996,756             -             -    38,996,756              -
Open End Fund . . . . . . . . . . . . . . .      657 sales             -    34,274,634    34,195,935    34,274,634         78,699

Pimco Total Return Fund . . . . . . . . . .  513 purchases    55,143,339             -             -    55,143,339              -
Open End Fund . . . . . . . . . . . . . . .      620 sales             -    37,581,040    31,190,808    37,581,040      6,390,232

Vanguard Growth & Income Fund . . . . . . .  366 purchases   414,602,828             -             -   414,602,828              -
Open End Fund . . . . . . . . . . . . . . .      461 sales             -    56,896,334    50,828,357    56,896,334      6,067,977

The Northern Trust Short-Term
 Collective Investment Fund . . . . . . . .  210 purchases   824,935,723             -             -   824,935,723              -
STIF. . . . . . . . . . . . . . . . . . . .      181 sales             -   822,763,160   822,763,160   822,763,160              -

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                           Digital Equipment Corporation Savings
                                           and Investment  Plan


Date:  July 14, 1999                       By: /s/ Linda S. Auwers
                                               -------------------
                                           Linda  S. Auwers
                                           Vice President, Associate General
                                           Counsel and Secretary
                                           Compaq Computer Corporation